EXHIBIT 21

SUBSIDIARIES OF LANCE, INC.

Name of Subsidiary	State/Province of Incorporation

Lance Mfg. LLC (1)	North Carolina
Caronuts, Inc. (1)	North Carolina
Vista Bakery, Inc. (1)	North Carolina
Cape Cod Potato Chip Company Inc. (1)	Massachusetts
HSW Mortgage Corp. (2)	North Carolina
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (3)	Ontario
Lanfin Investments Inc. (3)	Ontario

(1)	Lance, Inc. owns 100% of the outstanding voting equity securities.

(2)	Subsidiary of Cape Cod Potato Chip Company Inc., which owns 100% of the outstanding voting equity securities and 0% of the outstanding 10% Series A Cumulative Preferred stock.

(3)	Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.